Exhibit 99.1

Mint Incorporated Limited Announces Unaudited Financial Results for the First Half of Fiscal Year 2024

Financial Highlights for the Six Months Ended September 30, 2024

Total revenues were US$1,339,496 for the six months ended September 30, 2024, representing a decrease of 9.1% compared with the total revenues of US$1,473,944 for the six months ended September 30, 2023.

Gross profit was US$462,610 for the six months ended September 30, 2024, representing an increase of 1.4% compared with our gross profit of US$456,155 for the six months ended September 30, 2023.

Operating income was US$161,765 for the six months ended September 30, 2024, representing a decrease of 11.5% compared with operating income of US$182,793 for the six months ended September 30, 2023.

Net income was US$131,911 for the six months ended September 30, 2024, representing an decrease of 28.1% compared with net income of US$183,363 for the six months ended September 30, 2023.

Financial Results for the Six Months Ended September 30, 2024

Revenues

Our revenue was principally derived from the provision of design and fit out services and design only services. The table below sets forth the breakdown of revenue by service type for the periods indicated.

	For the six months ended September 30,
	2024	2023
	US$	US$
Design and fit out services	803,184	1,186,732
Design only services	536,312	287,212
Total	1,339,496	1,473,944

Our design and fit out services comprise design services and interior fit-out services. Our interior fit-out services typically involve: (i) overall project management of the interior fit-out works involving implementation of the design, planning, coordinating, monitoring and supervising the project on-site all through from the beginning to completion and follow-up rectification of defects during the defects liability period; (ii) supervision of the construction and installation of interior fit-out works carried out by our subcontractors; (iii) procurement and supply of bespoke carpentry/joinery and integral furniture, fixtures and accessories; and (iv) maintenance of the interior fit-out works during the defects liability period for the projects which we undertake on an ad-hoc basis.

For design only services, our in-house designers understand the needs of individual customers and the industries they are engaged in, conceptualizing customers’ design ideas into layout plans, producing tailor-made interior design proposals to cater for individual customers’ industry needs and project documentation.

Our overall revenue decreased by US$134,448 or 9.1% from approximately US$ 1,473,944 for the six months ended September 30, 2023, compared to approximately US$ 1,339,496 for the six months ended September 30, 2024, which was mainly attributable the combined effect of:

(i)	the decrease in revenue from design and fit out services for the six months ended September 30, 2024 to US$803,184, compare to US$1,186,732 for the six months ended September 30, 2023 was mainly due to the increase in number of projects for tender submission stage for the six months ended September 30, 2024; and

(ii)	the increase in revenue from design only services in relation from approximately US$287,212 for the six months ended September 30, 2023 to approximately US$536,312 for the six months ended September 30, 2024 mainly due to the increase number of design only projects for the six months ended September 30, 2024.

Cost of Revenue

Our cost of revenue amounted to approximately US$1,017,789 and US$876,886 for the six months ended September 30, 2023 and 2024, respectively. Due to the difference in nature, complexity and specification for each project, cost of revenue may vary among different projects. The decrease was primarily due to (i) the decrease in subcontracting costs on milling, painting and electrical works as a result of the decrease in the number of projects undertaken during the period and (ii) the decrease in cost of purchase of equipment, furniture and other materials on fit-out works in relation to non-residential projects.

Our cost of revenue mainly comprised subcontracting costs, purchase of equipment, furniture and other materials, staff costs, consultancy fees and other miscellaneous costs. We engage subcontractors to perform fit out works., including but not limited to milling, painting, electrical, air conditioning and other renovation works, on a project-by-project basis.

Cost of purchase of equipment, furniture and other materials mainly represented carpentry/joinery and integral furniture, fixtures and accessories procured on behalf of our clients.

Staff costs represented salaries of designers and project managers.

Consultancy fees represented fees payable to external project managers or other professional consultants.

Gross Profit

Our overall gross profit amounted to approximately US$456,155 and US$462,610 for the six months ended September 30, 2023 and 2024, respectively. We recorded overall gross profit margin of approximately 30.9% and 34.5% for the corresponding years, which was due to the increase in revenue from design only services. The change in overall gross profit were in line with the change in our overall revenue during the years. Our gross profit and gross profit margin are mainly affected by factors including, among others, (i) size of projects with reference to the design area; (ii) scope of work; and (iii) complexity of the design and/or construction work.

Selling and Marketing expenses

Selling and marketing expenses mainly represent the advertising expenses in relation to our business promotion.

General and Administrative Expenses

Our general and administrative expenses were approximately US$271,703 and US$297,771 for the six months ended September 30, 2023 and 2024, representing approximately 18.4% and 22.2% of the total revenue for the corresponding years, respectively. The increase was mainly attributable to the increase in provision for allowance for expected credit losses and the increase in audit fee for the six months ended September 30, 2024.

Staff costs and benefits mainly represented salaries, retirement benefit scheme contributions and employee benefits of the managerial and administrative staff.

Operating lease expenses primarily represent expenses incurred on the properties leased as our office.

Office expenses mainly represented building management fees, expenses on office supplies, cleaning, telephone charges and maintenance and repairs.

Transportation expenses represented the travelling expenses relating to the provision for design and fit out services incurred by administrative staff.

Information technology expenses represented expenses in relation to the use of photocopier and IT support services.

Professional fees mainly represented audit fees and legal and professional fees.

Other Expense and Income, net

Other income mainly represented (i) bank interest income; (ii) bank interest expense and (iii) other miscellaneous income.

Provision for Income Taxes

We generated substantially all of our taxable income in Hong Kong.

Under the two-tiered profits tax rates regime in Hong Kong, the Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

Net Income

As a result of the above factors, our net income remained relatively stable at approximately US$183,363 and US$131,911 for the six months ended September 30, 2023 and 2024, respectively.

Recently Completed Initial Public Offering

On January 8, 2025, the Company closed its initial public offering of 1,750,000 Class A ordinary shares (the “Class A Ordinary Shares”), at a price of US$4.00 per Class A Ordinary Share (the “Offering Price”). The net proceeds from the offering were approximately US$4.80 million, after deducting underwriting discounts and other offering expenses payable by the Company. The ordinary shares of the Company began trading on The Nasdaq Capital Market on January 10, 2025 under the ticker symbol “MIMI.”

MINT INCORPORATION LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCES SHEETS

(Stated in US Dollars, except for number of shares)

	As of September 30, 2024 (Unaudited)	As of March 31, 2024 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	$1,003,534	$317,322
Accounts receivable, net	638,713	854,174
Accounts receivable – related party, net	146,019	150,602
Contract assets, net	589,984	220,792
Contract assets – related party, met	—	2,625
Contract cost, net	77,227	—
Deferred initial public offering costs	618,773	478,341
Prepayments	24,060	18,250
Prepaid Tax	6,211	—
Deposits and other current assets, net	18,689	18,554
Total current assets	$3,123,210	$2,060,660

Non-current assets:
Property and equipment, net	7,009	8,629
Operating lease right-of-use assets, net	21,540	42,180
Total non-current assets	$28,549	$50,809

TOTAL ASSETS	$3,151,759	$2,111,469

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$357,602	$363,355
Bank Loan	1,118,262	—
Contract liabilities	143,642	20,445
Due to related parties	—	4,835
Income tax payable	—	242,741
Operating lease liabilities, current	21,540	42,180
Accrued liabilities and other payables	171,358	240,193
Total current liabilities	$1,812,404	$913,749

TOTAL LIABILITIES	$1,812,404	$913,749

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares of no par value, 252,000,000 shares authorized, 14,000,000 shares issued and outstanding as of September 30, 2024 and March 31, 2024 respectively*	$4,000	$4,000
Class B ordinary shares of no par value, 28,000,000 shares authorized, 7,000,000 shares issued and outstanding as of September 30, 2024 and March 31, 2024 respectively*	—	—
Additional paid-in capital	1,284	1,284
Retained earnings	1,323,884	1,191,973
Accumulated other comprehensive income (loss)	10,187	463
Total Shareholders’ Equity	$1,339,355	$1,197,720

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,151,759	$2,111,469

*	Shares presented on a retrospective basis to reflect the share subdivision

MINT INCORPORATION LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Stated in US Dollars, except for number of shares)

	For the six months ended September 30
	2024 (Unaudited)	2023 (Unaudited)
Revenues	$1,123,575	$1,409,931
Revenues – related party	215,921	64,013
Cost of revenues	(876,886)	(1,017,789)
Gross profit	462,610	456,155

Operating expenses
Selling and marketing expenses	(3,074)	(1,659)
General and administrative expenses	(297,771)	(271,703)
Total operating expenses	(300,845)	(273,362)

Operating income	$161,765	$182,793

Other (expense) income, net
Other income	1,153	—
Interest income	8,840	570
Interest expense	(17,254)	—
Total other (expense) income, net	(7,261)	570

Income before taxes	154,504	183,363
Provision for income taxes	(22,593)	(14,809)
Net income	$131,911	$168,554

Other comprehensive income
Foreign currency translation adjustment	9,724	(2,976)
Total comprehensive income	$141,635	$165,578
Earnings per share – basic and diluted	$0.01	$0.01
Basic and diluted weighted average shares outstanding*	21,000,000	21,000,000

*	Shares presented on a retrospective basis to reflect the share subdivision

About Mint:

Founded in 2018, we are a Hong Kong-based interior design and fit out works provider. We have a strategic focus on providing integrated and industry-specific interior design and fit out works for commercial properties. Our work encompasses offices of different industries and various kinds of retail stores with a view to reflect our customers’ corporate values and conceptualizing our customers’ brands. Our commercial projects cover internationally renowned retail stores, F&B outlet chains and offices and other premises of a premier charitable organization in Hong Kong. We also provide integrated interior design and fit out works for luxury residential properties in order to enhance both the aesthetics and functionality of the interior space. Our projects can be broadly categorized into (i) Design services, in which we develop and create tailor-made interior design proposals; and (ii) Design and fit out services, in which we undertake overall project management, coordination and quality control, and supervise fit out works carried out by our subcontractors, complemented by other services such as repair and maintenance works and procurement of furniture and fit out materials, etc. For more information, visit the Company’s website at https://www.mimintinc.com/.

Forward-Looking Statements

This unaudited financial results as of and for the six-month period ended September 30, 2024 contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Hong Kong and China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.